Strategy Update
Credence Systems Corporation
Presenter Name
Date of Presentation
Filed Pursuant to Rule 425
Filing Person: Credence Systems Corporation
Commission File No.: 000-22366
Subject Company: LTX Corporation
Commission File No.: 000-10761

LTX | credence

COMBINING STRENGTHS

To create a leading provider of focused, cost-optimized solutions enabling customers to implement best in class test strategies to maximize their profitability credence

Credence Confidential

Credence and LTX Agree to Merge
Key Details
• Definitive agreement to combine in a strategic merger (6/20/08)
• Merger will create a new test company
• Regulatory and shareholder approvals, integration planning - in process
• Transaction expected to close by  9/30/08
• Separate companies until closing
– Remain competitors, no joint sales, marketing, engineering, roadmap or other activities

ECONOMIES OF SCALE
Top-line Growth
COMPLEMENTARY PORTFOLIO
Broadest Coverage of Technologies
OPERATIONAL EFFICIENCIES
Bottom Line Health

Merger Rationale
Credence Confidential

• Drives operational synergies and
economies of scale
• Increases R&D capacity through
addition of world-class technical
expertise
• Expands presence in wireless,
consumer, computing, and
automotive
• Enhances customer base &
geographical presence
• Accelerates Credence’s strategy
to address key customer test
challenges
• Enhances presence in RF area
• Extends portfolio in digital and
mixed-signal

Merger Rationale: Credence’s Perspective
Past 18 month focus has been on bottom line health
– Improved efficiencies, outsourced manufacturing, divesture businesses not core to our strategy
– Increased investment in Diamond and ASL to better address the needs of the consumer-driven semiconductor market segments
– Focused Sapphire resources to support the computing segment and high-
end consumer-driven market segments
Going forward, the focus includes maximizing opportunities for top-line growth
– LTX offers a complementary technology portfolio which expands our opportunities, especially in the RF and mixed-signal technology space
– Combined entity has an enhanced cash position, larger scale, and additive customer base
– Combined company has the financial means and R&D muscle to provide innovative test solutions to further differentiate our offerings
Credence Confidential

Merger Rationale: LTX Perspective
LTX has focused on bottom line health and profitability
– The work is complete and primary focus now turns to top-line growth and expansion
Benefits of merger with Credence
– Complementary products and customers that expand our reach
– Strong technologies and R&D, for a comprehensive roadmap
– Strong support structure, especially in Asia
– Expands their role with key subcontractors
– Creates a larger company, increasing our impact
– Significant synergies, ability to build a financially stronger company
Credence Confidential

The New Company: Solving Customer Challenges
Business Challenges
Semiconductor margins
being squeezed
Higher volumes/
Lower ASPs
Increased competition
Narrowing market windows
Credence Confidential

It Costs as much to test a chip as it does to design it
Technical Challenges
Semiconductor devices are
getting more complex
Large scale on-chip or in-
package integration of RF,
analog, mixed-signal, and
digital
Requires the right test
strategies and technologies
Cost  of Test includes
Equipment costs.   Quality costs.   Training/ramp up costs
Source: IBS Inc, 2008
0.13µm
(mixed-signal)
90nm
(mixed-signal)
90nm
(digital)
65nm
(digital)
Cost of design and validation (%) 14% 16% 11% 13%
Cost of manufacturing (%) 74% 70% 81% 75%
Cost of test (%) 12% 14% 8% 12%
Higher COT

The New Company: Solving Customer Challenges
Credence Confidential

Cost  of Test includes
Equipment costs.   Quality costs.   Training/ramp up costs
Source: IBS Inc, 2008
0.13µm
(mixed-signal)
90nm
(mixed-signal)
90nm
(digital)
65nm
(digital)
Cost of design and validation (%) 14% 16% 11% 13%
Cost of manufacturing (%) 74% 70% 81% 75%
Cost of test (%) 12% 14% 8% 12%
It Costs as much to test a chip as it does to design it
The combined company will focus on reducing the overall cost of test
The right technology
The right price
The right quality
The right ease-of-use

Enhanced Customer Experience
Increased confidence to conduct business with
– A larger, more financially resilient and stable company
– A company that counts the leading semi providers as its customers
Increased access to technology resulting from strength of the combined product portfolio
– Minimal overlap in most technologies
– Platforms and IP (SW & instrumentation) to deliver the most cost effective solutions (price and COT)
– Good synergies in customers served
Better support resulting from strategic distribution of resources worldwide
Credence Confidential

What to Expect Between Now and Deal closure
Both companies will
– Continue to work on the communicated roadmaps.  We are
committed to complete our committed projects to customers
– Continue to support their respective customers
– Meet your capacity expansion demands the same way they do
today
– Continue to provide service for your testers the same way we do today
Account and application teams remain the same
– After the merger, any changes will be communicated in a timely fashion, and both companies are committed to ensuring a smooth transition
Credence Confidential

Benefits of the Merger
The combined company will have
–
The scale
required to serve the large customer base in the consumer,
computing, automotive, and wireless market segments
–
The financial strength
to invest in future technologies
–
A complementary product portfolio
that has the critical mass and is
production proven across millions of devices.
–
An impressive presence in Asia
where the combined company’s
customers will have ready access to over 4,000 installed testers across
OSATs, Fabless and IDM companies.
Credence Confidential

A reliable, financially strong test partner with the scale and portfolio to comprehensively address your test needs

LTX | credence

COMBINING STRENGTHS

To create a leading provider of focused, cost-optimized solutions enabling customers to implement best in class test strategies to maximize their profitability

Additional Information
LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and
LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy
Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy
Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy
Statement/Prospectus carefully when they are available.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint
Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.
In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at
mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at
brenda_ropoulos@credence.com, or 408-635-4309.
LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC.
As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock.  Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10,
2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC.  As of June 16,
2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock.  In connection with the transaction Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated
March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation.
A more complete description will be available in the Registration Statement and the Joint Proxy
Statement/Prospectus.

Forward Looking Statements
Statements in this presentation regarding the proposed transaction between LTX and
Credence, including the benefits and synergies of the transaction, such as the economies of scale, the complementary portfolios and the operational efficiencies, the combined company’s scale, financial strength, product portfolio and impressive presence in Asia and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  Any statements that are not statements of historical fact
(including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,”
“would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipates synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the year ended July 31, 2007 and
Credence’s Annual Report on Form 10-K for the year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC.  LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.